FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of October, 2003

                          GRANITE MORTGAGES 02-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                         GRANITE MORTGAGES 02-1 PLC


                                         By:       /s/  Clive Rakestrow
                                            -----------------------------------
                                         Name:  L.D.C. Securitisation Director
                                         No. 1 Limited by its authorized person
                                         Clive Rakestrow for and on its behalf
                                         Title:  Director
Date: 25 November 2003

                                         GRANITE FINANCE FUNDING LIMITED


                                         By:       /s/  Nigel  Charles Bradley
                                            -----------------------------------
                                         Name:   Nigel Charles Bradley
                                         Title:  Director
Date: 25 November 2003

                                         GRANITE FINANCE TRUSTEES LIMITED


                                         By:       /s/  Daniel Le Blancq
                                            -----------------------------------
                                         Name:   Daniel Le Blancq
                                         Title:  Director
Date: 25 November 2003

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 02-1 PLC
Monthly Report re: Granite Mortgages 02-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 October 2003 - 31 October 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                               188,469

Current Balance                                          (GBP)13,818,644,192

Last Months Closing Trust Assets                         (GBP)14,473,227,470

Funding share                                            (GBP)13,377,683,781

Funding Share Percentage                                        96.81%

Seller Share*                                             (GBP)440,960,411

Seller Share Percentage                                          3.19%

Minimum Seller Share (Amount)*                            (GBP)375,508,566

Minimum Seller Share (% of Total)                                2.72%

Excess Spread this period (% of Total)                           0.12%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------------------------------------------------
                          Number              Principal (GBP)         Arrears (GBP)             By Principal (%)

< 1 Month                186,009              13,657,991,728                0                       98.84%

> = 1 < 3 Months          1,909                 126,566,986            1,168,029                     0.92%

> = 3 < 6 Months           437                   26,653,448             637,074                      0.19%

> = 6 < 9 Months            91                   6,007,513              255,283                      0.04%

> = 9 < 12 Months           13                    710,423                39,289                      0.01%

> = 12 Months               10                    714,094                55,160                      0.01%

Total                    188,469              13,818,644,192           2,154,835                   100.00%
-------------------------------------------------------------------------------------------------------------------------

Properties in Possession

------------------------------------------------------------------------------
                          Number           Principal (GBP)      Arrears (GBP)

Total (since inception)     60                2,905,203           122,603
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Properties in Possession                                             29

Number Brought Forward                                               19

Repossessed (Current Month)                                          10

Sold (since inception)                                               31

Sold (current month)                                                  3

Sale Price / Last Loan Valuation                                    1.07

Average Time from Possession to Sale (days)                          120

Average Arrears at Sale                                          (GBP)2,090

Average Principal Loss (Since inception)*                         (GBP)530

Average Principal Loss (current month)**                           (GBP)0

MIG Claims Submitted                                                  7

MIG Claims Outstanding                                                0

Average Time from Claim to Payment                                   59
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                              Number        Principal (GBP)

Substituted this period                          0               (GBP)0

Substituted to date (since 26 March 2001)     281,291      (GBP)21,158,382,835
------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                              Monthly              Annualised

Current Month CPR Rate                         4.74%                 44.14%

Previous Month CPR Rate                        3.93%                 38.12%
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                         24.47

Weighted Average Remaining Term (by value) Years                     19.94

Average Loan Size                                                (GBP)73,321

Weighted Average LTV (by value)                                     74.50%

Weighted Average Indexed LTV (by value)                             59.55%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                             49.85%

Together (by balance)                                               26.44%

Capped (by balance)                                                  2.52%

Variable (by balance)                                               20.48%

Tracker (by balance)                                                 0.70%

Total                                                               100.0%
-------------------------------------------------------------------------------

Geographic Analysis

----------------------------------------------------------------------------------------------------------------------
                          Number               % of Total            Value (GBP)             % of Total

East Anglia                4,356                 2.31%              315,065,088                2.28%

East Midlands             15,306                 8.12%              981,123,738                7.10%

Greater London            23,543                12.49%             2,736,091,550              19.80%

North                     26,879                14.26%             1,334,881,029               9.66%

North West                28,458                15.10%             1,661,001,032              12.02%

South East                29,937                15.88%             2,925,406,975              21.17%

South West                13,546                 7.19%             1,076,472,383               7.79%

Wales                      9,121                 4.84%              520,962,886                3.77%

West Midlands             14,229                 7.55%              960,395,771                6.95%

Yorkshire                 23,094                12.25%             1,307,243,741               9.46%

Total                    188,469                 100%             13,818,644,192                100%
----------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

----------------------------------------------------------------------------------------------------------------------
                                                Number               Value (GBP)             % of Total

0% < 25%                                         5,921              232,153,222                1.68%

> = 25% < 50%                                   22,563             1,538,015,099              11.13%

> = 50% < 60%                                   14,694             1,198,076,451               8.67%

> = 60% < 65%                                    8,542              736,533,735                5.33%

> = 65% < 70%                                    9,939              873,338,313                6.32%

> = 70% < 75%                                   15,919             1,296,188,825               9.38%

> = 75% < 80%                                   13,430             1,246,441,706               9.02%

> = 80% < 85%                                   14,277             1,155,238,654               8.36%

> = 85% < 90%                                   31,477             2,130,834,934              15.42%

> = 90% < 95%                                   38,881             2,655,943,414              19.22%

> = 95% < 100%                                  12,690              748,970,515                5.42%

> = 100%                                          136                6,909,322                 0.05%

Total                                           188,469           13,818,644,192              100.0%
----------------------------------------------------------------------------------------------------------------------------

Repayment Method

----------------------------------------------------------------------------------------------------------------------------
                                                Number               Value (GBP)             % of Total

Endowment                                       32,464             2,266,257,647               16.40%

Interest Only                                   13,881             1,547,688,150               11.20%

Pension Policy                                    675                64,947,628                 0.47%

Personal Equity Plan                             1,411               98,112,374                 0.71%

Repayment                                       140,038            9,841,638,394               71.22%

Total                                           188,469           13,818,644,192              100.00%
----------------------------------------------------------------------------------------------------------------------------

Employment Status

----------------------------------------------------------------------------------------------------------------------------
                                                Number               Value (GBP)             % of Total

Full Time                                       168,579           11,973,855,192               86.65%

Part Time                                        2,363              128,513,391                 0.93%

Retired                                           471                15,200,509                 0.11%

Self Employed                                   15,196             1,618,163,235               11.71%

Other                                            1,860               82,911,865                 0.60%

Total                                           188,469           13,818,644,192              100.00%
----------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                    5.49%

Effective Date of Change                                          1 August 2003
---------------------------------------------------------------------------------------

Notes    Granite Mortgages 02-1 plc

------------------------------------------------------------------------------------------------------------------------
                     Outstanding                Rating                   Reference Rate              Margin
                                            Moodys/S&P/Fitch

Series 1

A1                       $0                   Aaa/AAA/AAA                    1.26%                    0.10%

A2                 $1,238,500,000             Aaa/AAA/AAA                    1.32%                    0.16%

B                    $69,700,000               Aa3/AA/AA                     1.49%                    0.33%

C                    $96,500,000             Baa2/BBB/BBB                    2.46%                    1.30%

Series 2

A                 (GBP)460,000,000            Aaa/AAA/AAA                    3.97%                    0.20%

B                  (GBP)16,200,000             Aa3/AA/AA                     4.12%                    0.35%

C                  (GBP)22,500,000           Baa2/BBB/BBB                    5.07%                    1.30%

D                  (GBP)12,000,000            Ba2/BB+/BB+                    8.27%                    4.50%

Series 3

A                (euro)600,000,000            Aaa/AAA/AAA                    5.15%                 Fixed to 04/07

B                 (euro)21,100,000             Aa3/AA/AA                     2.49%                     0.35%

C                 (euro)29,300,000           Baa2/BBB/BBB                    3.44%                     1.30%
------------------------------------------------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------------------------------------------------
                                                                                              % of Notes Outstanding

Class B Notes ((GBP)Equivalent)                                        (GBP)78,633,262                 4.15%

Class C Notes ((GBP)Equivalent)                                       (GBP)108,993,167                 5.75%

Class D Notes                                                         (GBP)12,000,000                 0.63%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                                                               % of Funding Share

Class B Notes ((GBP)Equivalent)                                       (GBP)78,633,262                 0.59%

Class C Notes ((GBP)Equivalent)                                      (GBP)108,993,167                 0.81%

Class D Notes                                                         (GBP)12,000,000                 0.09%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 02-1 Reserve Fund Requirement                      (GBP)34,372,240                  0.26%

Balance Brought Forward                                              (GBP)34,372,240                  0.26%

Drawings last Quarter                                                    (GBP)0                       0.00%

Excess Spread last Quarter                                               (GBP)0                       0.00%

Funding Reserve Fund Top-up this Period*                                 (GBP)0                       0.00%

Current Balance                                                      (GBP)34,372,240                  0.26%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                        (GBP)24,525,584                        0.18%

Funding Reserve %                                                       0.6%                           NA
-------------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.